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April 6, 2005



By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

SUPPL

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated February 9, 2005, announcing that Arcelor signed an agreement with Central Wire for the sale of Techalloy Company, Inc. shares.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Martine Hue
Arcelor SA

4/18



Press release

AGREEMENT SIGNED FOR THE SALE OF TECHALLOY COMPANY, INC. TO CENTRAL WIRE

Luxembourg, February 9th, 2005 - Arcelor has signed an agreement with Central Wire for the sale of Techalloy Company, Inc. shares.

Techalloy Company, Inc., owned by Arcelor through its Ugitech S.A. subsidiary, is a U.S. based company with its head office in Mahwah (New Jersey) and production plants in Baltimore, Perris and Union. Techalloy Company, Inc. is specialized in the production of stainless steel and nickel alloy wire and of welding electrodes. Techalloy Company Inc. is the leading stainless steel and alloy wiredrawer in the NAFTA zone, with more than 20% of the North American market.

Central Wire is a Canadian producer of stainless steel and alloy drawn wire with 2 production plants in Canada and 2 others in the USA. Central Wire is one of the leading North American wiredrawers.

The transfer of ownership is effective from February 9th, 2005.

The sale of Techalloy Company, Inc. contributes to the Stainless Steel Sector's strategy of refocusing on its European and Brazilian Flat Products core businesses.

With 170 employees and sales of 93 million US dollars in 2004, Techalloy Company, Inc. produced approximately 13,400 tons of drawn wire in 2004, mainly for the automotive, food processing, engineering and aeronautics markets.

Ugitech S.A. is a company within the Arcelor Group's Stainless Steel Sector, specialized in stainless steel and nickel alloy long products. In 2004, the business generated sales in the range of 650 million euros and a volume of approximately 208,000 tons. Its main markets are the process, automotive, construction and food processing industries.

Arcelor is a leading force in the transformation of the global steel industry. With a turnover of 25.9 billion euros and shipments of 40.2 million tons of steel in 2003, the company is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry. Arcelor employed 98,000 employees at the end of 2003 in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to become a benchmark for economic performance, labour relations and social responsibility in the world of steel.

Investor Relations
Martine Hue: +352 4792 2151
00 800 4792 4792
+33 1 4125 9898